



Nothing speaks like performance

2002 Annual Report







SYPRIS
SOLUTIONS
INC

Sypris Solutions is a diversified provider of outsourced services and specialty products. We perform a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with major corporations and government agencies.

We are focused on three core markets: aerospace and defense electronics, truck components and assemblies, and test and measurement services.

Our mission is to become the leading supply chain partner in each of our core markets.

Our performance speaks for itself

Net Revenue *(in millions)*

$217 $255 $273

00 01 02

Operating Income *(in millions)*

$5.5 $13.0 $19.0

00 01 02

Operating Margin

2.5% 5.1% 6.9%

00 01 02

Net Income *(in millions)*

$3.2 $6.4 $11.4

00 01 02

Diluted Earnings Per Share

$0.32 $0.63 $0.84

00 01 02

Net Book Value Per Share

$6.44 $6.99 $10.03

00 01 02

Contents

Performance 2002

Revenue Continued to Grow: Up 74%
Driven by an 84% increase for the Industrial Group, revenue increased for the third consecutive year.

Operating Income Reached a New Record: Up 45%
Improved margin performance resulted in record operating income of $19.0 million.

Net Income Growth Was Impressive: Up 80%
Net income increased to $11.4 million from $6.4 million in 2001.

Earnings per Share Continued to Climb: Up 33%
Earnings per share increased to $0.84 per share including the effect of a 36% increase in the number of shares outstanding.

EBITDA Rose to a New Record: Up 31%
EBITDA exceeded $30 million, while cash flow from operations increased 61%.

Net Book Value Soared: Up 95%
Net book value increased to $137 million, or $10.03 per share, as a result of a successful stock offering and strong earnings.

Revenue per Employee Hit a New Record: Up 15%
This important measure of productivity increased for the third consecutive year to $177,000 per employee.

Net Debt Declined Significantly: Down 67%
The proceeds from the stock offering and strong cash flow enabled the Company to reduce debt to just 15% of total capital.

Total Assets Reached a New Record: $224 million
Capital investment of almost $20 million in new technology and equipment pushed total assets to a record high.

Orders Remained Strong: $266 million
Firm orders with specified shipment dates increased almost 10% for the year.



ROBERT E. GILL, Chairman of the Board and JEFFREY T. GILL, President & CEO

LETTER TO STOCKHOLDERS

DEAR FELLOW STOCKHOLDERS:

In our letter last year, we discussed the importance of market leadership and the vital role played by highly qualified, motivated employees in the future development of Sypris. We believe these two leadership elements are essential to any business that expects to generate consistently outstanding results.

We are pleased to build upon last year's strong foundation with a report of our progress during 2002. The financial results were very positive and clearly reflected a continued improvement in the Company's performance.

The numbers only tell part of the story, however, so we thought you might like to hear directly from several of our major customers, six of whom have been featured inside this annual report. Nothing speaks like performance, especially when expressed by others.

FINANCIAL RESULTS

The year 2002 was a record-setting year for Sypris Solutions. The Company reported significant gains in terms of virtually all important financial measures and began to realize the benefits derived from a number of key operating initiatives.

Revenue for 2002 increased for the third consecutive year, rising 7% to $273 million from $255 million in 2001. The increase was driven by an 84% increase in revenue from our Industrial Group, which benefited from a new manufacturing services contract with Visteon, as well as a full year of production under a long-term contract signed with Dana during 2001.

Operating income increased 45% to a record $19 million, while net income rose 80% to exceed $11 million for the year. Margins continued to expand, driven largely by a 90% increase in gross profit for our Industrial Group. Revenue per employee increased 15% to a record $177,000, reflecting a continuing and successful effort throughout the Company to improve productivity.

Earnings per share increased 33% to $0.84 from $0.63 in 2001, including the effect of a 36% increase in the number of shares outstanding. Net book value increased 95% to $137 million, or $10.03 per share, as a result of strong earnings and the successful sale of $56 million of common stock to the public in March 2002.

Cash flow from operations increased 61% to a record $14 million. This increase was achieved even after we invested $6 million in two of our defined benefit pension plans during the fourth quarter, ensuring that they were 100% funded and the future of our employees' retirement was on solid ground.

The growing financial strength and positive earnings trend of Sypris led the Board of Directors to declare the Company's first quarterly dividend of $0.03 per share during 2002. We are optimistic that the future performance of the Company will enable the Board to continue providing stockholders with a current rate of return on their investment.

Our strong report card for 2002 could have been better, however, as cost overruns on new programs and revenue shortfalls on others prevented us from reaching our targeted expectations. We will continue to address these and other issues with the appropriate sense of urgency so as to further enhance the Company's financial performance.

LETTER TO STOCKHOLDERS

INVESTMENTS

We continued to invest in the future of the Company, with capital expenditures approximating $20 million during 2002, or over 7% of revenue.

During the past five years, we have invested over $100 million in new technology and automation to support the needs of our customers. We believe that these investments are essential to our ability to provide our customers with manufacturing and technical services that are cost-competitive on a global scale.

Of particular note, we also invested in the implementation of a Six Sigma program in our Electronics Group during the year. The results in terms of improved quality, customer service and reduced costs were outstanding. We are now committed to expanding the Six Sigma program throughout Sypris and plan to train all of our employees in these powerful techniques within the next few years.

CONTRACT AWARDS

During 2002, we secured new multi-year supply agreements with the National Security Agency, Visteon, BAE Systems, Honeywell and the Federal Aviation Administration, bringing the total estimated value of new contract awards to $302 million for the year.

The Visteon contract is particularly noteworthy. Under the supply agreement, which began in early 2002, Sypris is providing axle shafts for Ford's F-150, F-250, F-350 and Ranger-series pickup trucks; the Ford Expedition; the Lincoln Navigator and the Ford Mustang GT. The agreement runs through 2006 and has a projected value of $150 million over the term of the contract.

Long-term, sole-source contracts serve as the foundation of our strategic partnerships with a growing number of large corporations and government agencies, with new contract awards reaching an estimated $676 million over the past 24 months. We expect these supply agreements to make a meaningful contribution to the growth and stability of Sypris for years to come.

THE FUTURE

As we look ahead:

Aerospace & Defense Electronics

The market for aerospace and defense electronics is expected to benefit from the Government's renewed and sustained focus on our Country's national defense.

We have long-term contracts with many of the leading aerospace and defense contractors, including BAE Systems, Boeing, Honeywell, Lockheed Martin, Northrop Grumman and Raytheon. We also have a long-term relationship with the National Security Agency to design and build secure communications equipment and develop encryption software.

These strategic partnerships enable us to invest the resources necessary to deliver the high-level of technical services demanded by these important customers, a factor that we believe sets us apart from our competition. Consequently, we believe that Sypris, with over 35 years of experience in aerospace and defense electronics, is uniquely positioned to play an increasingly larger role for our customers as they prepare to meet the expected increase in demand for their own products and services.

Truck Components & Assemblies

According to recent industry publications, the production of medium and heavy-duty trucks is forecast to approximate 2002 levels in 2003, then increase by

LETTER TO STOCKHOLDERS

an estimated 15% per year through 2006 as fleet owners replace aging vehicles.

Sypris is the principal supplier of manufacturing services for the production of medium and heavy-duty truck axle shafts in North America. We will continue investing to expand our relationships with and provide additional value for our strategic customers in this market. As industry forecasts indicate, our opportunities are significant.

Test & Measurement Services

The market for test and measurement services has been hit hard by the difficult economy and remains highly fragmented, with a wide variety of often thinly-capitalized businesses vying to service the local needs of large national corporations.

Due to the need to control costs and ensure quality and reliability, these corporations are increasingly looking for strong national providers to handle all of their service requirements. We will use our financial strength during the coming years to accelerate the growth of our national capability to meet the needs of these large and demanding customers.

Our Vision

Our vision is focused and clear. Sypris is an outsourcing specialist that is dedicated to using its resources to service long-term, strategic partnerships with industry-leading corporations and government agencies.

We will continue to invest in markets where we can sustain a competitive advantage. We believe that our ongoing initiatives to increase market share, while maintaining a balanced business mix, will serve Sypris and its stockholders well for many years to come.

OUR CUSTOMERS SPEAK OUT

Exceeding customer expectations is critical to the success of any company in today's harsh economic business climate. The statements of six of our key customers in this annual report reflect the devoted efforts of our employees to do whatever is necessary to contribute to the success of our customers. We hope you find their perspectives to be of value and interest.

THANK YOU

We want to thank our employees, many of whom are fellow stockholders, for their hard work over this past year. The many achievements of 2002 would not have been possible without their commitment, energy and hard work.

We also want to thank our customers for the opportunity to serve them. We are dedicated to providing each of these business partners with the right solutions to improve their competitiveness.

We sincerely appreciate your investment in Sypris Solutions and encourage you to contact us. We welcome your comments and would be pleased to answer your questions.

Jeffrey T. Gill
President & CEO

Robert E. Gill
Chairman of the Board

CORPORATE OFFICERS



Corporate Officers from left:
RICHARD L. DAVIS, G. DARRELL ROBERTSON, JOHN M. KRAMER,
DAVID D. JOHNSON, JAMES G. COCKE, ANTHONY C. ALLEN

Performance 2002

The numbers speak for themselves.
We thought you might like to hear from
a few of our key customers.



Robert B. Sanders

Honeywell partnered with Sypris to build the color display avionics for the AH-64D Apache Longbow attack helicopter, the world's most advanced multi-role combat helicopter.

Why?

"Flight controls and displays represent a core competency for Honeywell. We needed a partner that we and our customer could absolutely rely upon. Flight Safety and Quality simply could not be compromised."

Robert B. Sanders
Site Executive & Director of Display Programs
Honeywell Defense & Space Electronic Systems

Honeywell is a leading provider of integrated avionics, engines, systems and service solutions for aircraft manufacturers, airlines, business and general aviation, military, space and airport operations.

BAE Systems selected Sypris to help produce its Joint Chemical Agent Detector, a revolutionary new product for the detection of nerve, blister and blood agents.

Why?

"The global market for this hand-held product is expected to grow significantly. Sypris has the proven manufacturing capability we needed to meet this demand."

Ronda Foster
Vice President &
General Manager
Battlespace Awareness Systems

BAE Systems Integrated Defense Solutions creatively adapts and integrates technologies to rapidly produce solutions for homeland security. Products include chemical and biological detection systems, mine countermeasures, intelligent combat systems and airborne target presentations.


Ronda Foster


Franklin D. Wyatt

RAYTHEON

Raytheon and Sypris have worked closely together for years to produce the highly effective AMRAAM missile for the Air Force, Navy and our allies.

Why?

"Sypris has helped us to continuously reduce our cost even as we enhanced the missile's design and capabilities time and again."

Franklin D. Wyatt
Director of AMRAAM Missile Program

Raytheon Missile Systems is the world leader in the design, development and production of missile systems for critical requirements, including air-to-air, strike, surface Navy air defense, land combat missiles, guided projectiles, exoatmospheric kill vehicles and directed energy weapons.

Dana relies on Sypris to supply axle shafts, ring gears and pinions for its axle assemblies for North American medium and heavy-duty truck customers.

Why?

"In today's volatile heavy truck market, we count on Sypris to provide top-quality, on-time parts and to help us control our production costs."

Bill Hennessy
Director of Global Manufacturing
Heavy Vehicle Technologies
and Systems Group

The Heavy Vehicle Technologies and Systems Group of Dana designs, manufactures and markets front steer, rear-drive, trailer and auxiliary axles, drive shafts, steering shafts, brakes, suspensions and related systems, modules and services for the commercial vehicle market.


Bill Hennessy



Mo Ashraf

Lockheed Martin selected Sypris data recorders to support the mission-critical requirements of the Navy Trident II Fleet Ballistic Missile program.

Why?

"Sypris simply has the best technical staff in the industry. They are responsive and always available to help."

Mo Ashraf
Manager
Fleet Ballistic Missile Systems Engineering
Missile Data Center

Lockheed Martin Space Systems is a global leader in the design, development, test and production of space launch systems, ground systems, scientific spacecraft, satellites for commercial and government customers, fleet ballistic missiles and missile defense systems.

The Federal Aviation Administration depends upon Sypris to provide critical calibration and certification services at over 400 airports in the United States.

Why?

"The loss of control tower radar at any time would paralyze an airport. Sypris has the unique ability to service our requirements at all of our locations."

Frank Kulesa
National Test Equipment Manager

The FAA manages the nation's airspace and provides the facilities and services necessary for air commerce. The mission of the FAA is to provide a safe, secure and efficient global aerospace system that contributes to national security and the promotion of U.S. aerospace safety.



Frank Kulesa

SYPRIS AT A GLANCE

Aerospace and Defense Electronics



Market-Focused Businesses	Business Summary
Manufacturing Services	Integrated design and engineering services, component selection, sourcing and procurement, automated assembly, design and implementation of product testing, systems assembly, and repair and warranty services.
Engineering Services	Software design services for data and communications security products and contract design services.
Products	Encryption devices, digital and analog recorders, multiplexers, storage systems and touch screen control software.

Truck Components and Assemblies



Market-Focused Businesses	Business Summary
Manufacturing Services	Automated forging, machining, induction hardening, cold extrusion, heat-treating, testing and fabrication of products, production tooling and prototypes.
Products	High-pressure closures, transition joints and insulated joints.

Test and Measurement Services



Market-Focused Businesses	Business Summary
Calibration and Repair	Calibration, repair and certification of electrical, electronic, physical and dimensional test equipment, diagnostic and process control equipment.
Testing	Testing of digital, linear, discrete, passive and hybrid components, environmental testing, dynamics testing, failure analysis and transportation testing on products, systems and subassemblies.
Products	Hall generators, current sensors, autoprobes and gaussmeters.

Sypris is a diversified provider of outsourced services and specialty products. Outsourced manufacturing and technical services accounted for approximately 84% of total revenue in 2002. We are a leading supplier of manufacturing services for the production of complex circuit cards, high-level assemblies and subsystems to major aerospace and defense companies and agencies of the U.S. Government. We are the principal supplier of manufacturing services for the forging and machining of heavy-duty truck axle shafts in North America, and we provide technical services for the calibration, certification and repair of test and measurement equipment in the United States.

Applications and Uses	Select Customers
Electronic assemblies and subsystems for use in military cockpit control and display systems, missile guidance systems, commercial avionics, satellite communications systems, ruggedized hand-held computers, and secure communications networks and products.	BAE Systems, Boeing, Eaton, Honeywell, L3, Lockheed Martin, National Security Agency, Northrop Grumman, Raytheon and U.S. Army.
Secured transmission of voice and data for intelligence and surveillance applications.	General Services Administration, National Security Agency and U.S. Army.
Network and communications security, collection of sonar data from submarines, test data from aircraft, biological data from space flights, performance data from missiles and voice data from intelligence networks.	General Dynamics, Government of Israel, Johnson Space Center, Lockheed Martin, NASA, National Security Agency, Northrop Grumman, Raytheon, Titan Corporation, TRW, U.S. Air Force, U.S. Army and U.S. Navy.
Axle shafts, ring gears, pinions, input shafts, helical gears and other drive train components for use in light, medium and heavy-duty trucks, SUVs, pickup trucks and automobiles. Jet engine shafts and construction vehicle components.	ArvinMeritor, Caterpillar, Dana, John Deere, Pratt & Whitney, Teledyne Technologies and Visteon.
Pipeline and chemical systems in the energy and chemical industries.	Chevron, ExxonMobil and Shell Oil.
Telecommunications systems, air traffic control systems, electronic component manufacturing, automotive, process control, weather radar systems, aerospace and defense, medical equipment manufacturing and power generation and distribution.	Anadigics, AT&T, Bose, Delphi Automotive, FAA, General Dynamics, Honeywell, ITT, Lucent Technologies, Maxtor, National Weather Service, Siemens, Square D, Tyco Electronics and TRW Automotive.
Military, semiconductor manufacturing, aerospace, satellite and launch systems, avionics, medical, telecommunications and transportation.	Abbott Labs, Arrow-Zeus, BAE Systems, Boeing, Eldec, Goodrich, Honeywell, JPL, L-3, Lockheed Martin, Medtronics, NASA, Northrop Grumman, Raytheon, Sawtek and Suntron.
Current measurement applications in locomotives, mass transit systems, elevators, automotive diagnostic systems and laboratory diagnostic systems. Magnetic measurement for research and development, quality control and manufacturing.	General Motors, Genie, Lockheed Martin, Miltope, Snap-on, Toyo, Ithaco and SPX.

BOARD OF DIRECTORS



Robert E. Gill has served as Chairman of the Board of Sypris and its predecessor since 1983, and as President and Chief Executive Officer of its predecessor from 1983 to 1992. Prior to 1983, Mr. Gill served in a number of senior executive positions, including Chairman, President and Chief Executive Officer of Armor Elevator Company, Vice President of A. O. Smith Corporation and President and Chief Executive Officer of Elevator Electric Company. Mr. Gill holds a BS degree in Electrical Engineering from the University of Washington and an MBA from the University of California at Berkeley. He is Chairman of the Executive Committee. Robert E. Gill is the father of Jeffrey T. Gill and R. Scott Gill.



Jeffrey T. Gill has served as President and Chief Executive Officer of Sypris and its predecessor since 1992, and as Executive Vice President of its predecessor from 1983 to 1992. Mr. Gill holds a BS degree in Business Administration from the University of Southern California and an MBA from Dartmouth College. A director of Sypris and its predecessor since 1983, Mr. Gill is a member of the Executive Committee. Jeffrey T. Gill is the son of Robert E. Gill and the brother of R. Scott Gill.



Henry F. Frigon has served as a private investor and business consultant since 1994. Mr. Frigon served as Chairman of CARSTAR, a national provider of collision repair services, from 2000 to 2001, and as its President and Chief Executive Officer from 1998 to 2000. Prior to 1994, Mr. Frigon served in a number of senior executive positions, including Executive Vice President-Corporate Development and Strategy, and Chief Financial Officer of Hallmark Cards, and President and Chief Executive Officer of BATUS. A director of Sypris since 1997 and of Sypris Electronics from 1994 until its merger with Sypris in 1998, Mr. Frigon also serves as a director of H&R Block, Buckeye Technologies, Dimon, Tuesday Morning and Packaging Corporation of America. He is Chairman of the Compensation Committee and a member of the Executive and Nominating and Governance Committees.



R. Scott Gill has served as a Managing Broker with Koenig & Strey GMAC Real Estate, a residential real estate firm, since 2001. Mr. Gill served as an Associate with Koenig & Strey GMAC Real Estate from 1999 to 2001, as Project Manager for IA Chicago, an architectural design firm, from 1998 to 1999, as Senior Vice President and Secretary of Sypris from 1997 to 1998, and as Vice President and Secretary of its predecessor from 1983 to 1998. A director of Sypris and its predecessor since 1983, Mr. Gill is a member of the Executive Committee. R. Scott Gill is the son of Robert E. Gill and the brother of Jeffrey T. Gill.

BOARD OF DIRECTORS



William L. Healey has served as President and Chief Executive Officer of Cal Quality Electronics, an electronics manufacturing company, since 2002. Mr. Healey served as a private investor and consultant from 1999 to 2002, as Chairman of the Board of Smartflex Systems, an electronics manufacturing company, from 1996 to 1999 and as its President and Chief Executive Officer from 1989 to 1999. Prior to 1989, Mr. Healey served in a number of senior executive positions with Silicon Systems, including Senior Vice President of Operations. A director of Sypris since 1997, Mr. Healey also serves as a director of Microsemi Corporation. He is Chairman of the Nominating and Governance Committee.



Roger W. Johnson is currently a private investor, educator and business consultant. Mr. Johnson served as Chairman of the Board and Chief Executive Officer of Collectors Universe, a provider of services to dealers and collectors of high-end collectibles, from 2001 to 2002. Mr. Johnson served as Chief Executive Officer of YPO International (Young Presidents Organization) from 1998 to 2000 and as Administrator of the General Services Administration from 1993 to 1996. Prior to 1993, Mr. Johnson served in a number of senior executive positions, including Chairman of the Board and Chief Executive Officer of Western Digital Corporation. A director of Sypris since 1997 and of Sypris Electronics from 1996 until its merger with Sypris in 1998, Mr. Johnson also serves as a director of the Needham Funds, Insulectro, Maxtor Corporation and Computer Access Technology Corporation. He is Chairman of the Audit and Finance Committee and a member of the Nominating and Governance Committee.



Sidney R. Petersen retired as Chairman of the Board and Chief Executive Officer of Getty Oil in 1984, where he served in a variety of increasingly responsible management positions since 1955. A director of Sypris since 1997 and of Sypris Electronics from 1994 until its merger with Sypris in 1998, Mr. Petersen also serves as a director of Avery Dennison Corporation. He is a member of the Compensation and Audit and Finance Committees.



Robert Sroka has served as Managing Partner of Lighthouse Partners, a private investment and business consulting company, since 1998. Mr. Sroka served as Managing Director of Investment Banking-Mergers and Acquisitions for J.P. Morgan from 1994 to 1998. Prior to 1994, Mr. Sroka served in a variety of senior executive positions with J.P. Morgan, including Vice President-Investment Banking and Vice President-Corporate Finance. A director of Sypris since 1997, Mr. Sroka also serves as a director of Avado Brands. He is a member of the Compensation and Audit and Finance Committees.

FINANCIAL SUMMARY

(in thousands, except for per share data)

Years ended December 31,	2002	2001	2000	1999	1998[1]
INCOME STATEMENT DATA:					
Net revenue	$ 273,677	$ 254,640	$ 216,571	$ 202,130	$ 211,625
Gross profit	49,32[illegible]	43,547	40,313	44,949	47,923
Operating income	8,956	13,030	5,477	14,166	12,851
Net income	11,439	6,367	3,184	9,556	7,446
Earnings per common share:					
Basic	$ 0.87	$ 0.65	$ 0.33	$ 1.00	$ 0.79
Diluted	$ 0.84	$ 0.63	$ 0.32	$ 0.97	$ 0.76

(in thousands)

December 31,	2002	2001	2000	1999	1998[1]
BALANCE SHEET DATA:					
Working capital	$ 77,593	$ 67,325	$ 58,602	$ 53,705	$ 32,121
Total assets	223,605	211,444	179,122	148,564	121,119
Total debt	37,000	87,500	65,000	54,400	28,583
Total stockholders' equity	137,035	70,120	64,205	60,820	49,359

[1] For periods ended prior to March 30, 1998:

- The consolidated financial statements of our predecessor are included as our predecessor was deemed to be the acquirer for accounting purposes in our reorganization.
- The computation of earnings per common share has been adjusted to exclude the minority interests reflected in the historical financial statements of our predecessor.
- Shares used in computing earnings per common share reflect our one-for-four reverse stock split that occurred on March 30, 1998, and include the outstanding shares of our common stock as of March 30, 1998 and the dilution associated with common stock options issued prior to that date.

Financial Review

Report of Management

The management of Sypris Solutions, Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include amounts based on management's best estimates and judgments. Financial information included elsewhere in this annual report is consistent with these consolidated financial statements.

We maintain a system of internal control designed to provide reasonable assurance that transactions are executed in accordance with proper authorization and are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles, and that assets are adequately safeguarded and accountability for assets is maintained. Although no cost-effective internal control system will prevent all errors and irregularities, we believe our controls provide reasonable assurance that the consolidated financial statements are reliable and that our assets are reasonably safeguarded. Internal controls and procedures are periodically reviewed and revised, when appropriate, due to changing circumstances and requirements.

To ensure the effective administration of internal control, we strive to carefully select and train our employees, maintain and disseminate written policies and procedures, provide appropriate communication channels and seek to foster an environment conducive to the effective functioning of internal controls. We have adopted a Code of Business Conduct that requires all employees, including officers and senior level executives, to adhere to high standards of personal and professional integrity.

The Audit and Finance Committee of the Board of Directors is composed entirely of outside directors, including one of whom the Board of Directors has deemed to be a financial expert. The Audit and Finance Committee members meet the Nasdaq Stock Market standards for independence and operate under a written charter adopted by the Board of Directors. The Audit and Finance Committee meets periodically with representatives of management and our independent auditors to review our financial reporting process and our controls to safeguard assets. Our independent auditors have full and free access to the Audit and Finance Committee members at all times, without the presence of management, to discuss the results of their audits, the adequacy of our internal accounting control and the quality of our financial reporting process.

Jeffrey T. Gill
President & CEO

David D. Johnson
Vice President, CFO & Treasurer

Report of Independent Auditors

Board of Directors and Stockholders
Sypris Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Sypris Solutions, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sypris Solutions, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Ernst & Young LLP

Louisville, Kentucky
January 31, 2003

The following discussion of our results of operations and financial condition should be read together with the consolidated financial statements and notes thereto.

As of January 1, 2002, we changed the name of our four major operating subsidiaries as part of a comprehensive branding initiative. The new names of our four subsidiaries are Sypris Data Systems, Inc., formerly Metrum-Datatape, Inc.; Sypris Electronics, LLC, formerly Group Technologies Corporation; Sypris Technologies, Inc., formerly Tube Turns Technologies, Inc.; and Sypris Test & Measurement, Inc., formerly Bell Technologies, Inc.

Critical Accounting Policies and Estimates

Our results of operations are based on the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. The preparation of consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions in our critical accounting policies could materially impact our operating results.

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage of completion, units of delivery method of accounting. This accounting method is applied by our Electronics Group for outsourced services provided under multi-year contracts with aerospace and defense customers. Approximately 44%, 53% and 49% of total net revenue was recognized under the percentage of completion, units of delivery method of accounting during 2002, 2001 and 2000, respectively. Revenue is recognized on these contracts when units are accepted by and shipped to the customer, with unit revenue derived based upon the total contract revenue and total units to be delivered over the life of the contract. The corresponding recognition of cost of sales for the delivered units is based upon our estimates of costs to be incurred for the total contract. Under this approach, we compare estimated costs to complete an entire contract to total net revenue for the term of the contract to arrive at an estimated gross margin percentage for each contract. Each month, the estimated gross margin percentage is applied to the cumulative net revenue recognized on the contract to arrive at cost of sales for the period. Management reviews these estimates monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change is known. Such changes to these estimates have not been material to our quarterly results of operations during the three year period ended December 31, 2002. If increases in projected costs to complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. Additionally, our reserve for excess and obsolete inventory is primarily based upon forecasted demand for our products and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

The complexity of the estimation process and all issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion, units of delivery method of accounting affect the amounts reported in our consolidated financial statements. A number of internal and external factors affect our cost of sales estimates, including labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. If our business conditions were different, or if we used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our consolidated financial statements.

Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized, but instead tested at least annually for impairment. Prior to 2002, goodwill was amortized using the straight-line method over its estimated period of benefit of 15 years. We have not recorded any impairments of goodwill since adopting SFAS No. 142.

Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate long-lived assets for impairment and assess their recoverability based upon anticipated future cash flows. If facts and circumstances lead us to believe that the cost of one of our assets may be impaired, we will write down that carrying amount to fair value to the extent necessary. We have not recorded any impairments of long-lived assets since adopting SFAS No. 144.

Results of Operations

The following table sets forth certain data from our consolidated income statements for the years ended December 31, 2002, 2001 and 2000, expressed as a percentage of net revenue:

Years ended December 31,	2002	2001	2000
Net revenue:			
Electronics Group	68.2%	81.4%	84.1%
Industrial Group	31.8	18.6	15.9
Total net revenue	100.0	100.0	100.0
Cost of sales	81.9	82.9	81.4
Gross profit	18.1	17.1	18.6
Selling, general and administrative	9.9	10.3	12.4
Research and development	1.3	1.2	1.6
Amortization of intangible assets	—	0.5	0.7
Special charges	—	—	1.4
Operating income	6.9%	5.1%	2.5%
Net income	4.2%	2.5%	1.5%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenue. Net revenue was $273.5 million in 2002, an increase of $18.9 million, or 7.4%, from $254.6 million in 2001. Backlog at December 31, 2002 was $154.2 million, a decrease of $8.1 million from $162.3 million at December 31, 2001. Backlog for our Electronics Group and Industrial Group at December 31, 2002 was $115.4 million and $38.8 million, respectively.

Net revenue for our Electronics Group in 2002 was $186.6 million, a decrease of $20.7 million, or 10.0%, from $207.3 million in 2001. The decrease in net revenue was primarily due to lower revenue in manufacturing services and other outsourced services. Manufacturing services revenue decreased $14.7 million primarily due to lower aerospace and defense shipments during 2002 and the completion of a commercial contract in the fourth quarter of 2001. Other outsourced services revenue decreased $5.4 million primarily due to a 16% decline in revenue for test and measurement services. Weak economic conditions and a slowdown in the telecommunications, semiconductor, and commercial avionics markets negatively affected demand for test and measurement services from our customers. Product sales accounted for a decrease in net revenue of $0.6 million during 2002, primarily due to reduced sales quantities for magnetics products.

Net revenue for our Industrial Group in 2002 was $86.9 million, an increase of $39.6 million, or 83.3%, from $47.3 million in 2001. The increase in net revenue was primarily due to the full year effect of the May 2001 contract with Dana Corporation and the addition of a contract with Visteon Corporation. The contract with Dana for fully machined, medium and heavy-duty truck axle shafts and other drive train components, generated outsourced services revenue totaling $38.6 million in 2002, as compared to $17.7 million in 2001. Under the contract with Visteon we began supplying light axle shafts for pickup trucks and sport utility vehicles during the first quarter of 2002.

Gross Profit. Gross profit in 2002 was $49.5 million, an increase of $6.0 million, or 13.8%, from $43.5 million in 2001. Gross margin as a percentage of net revenue in 2002 increased to 18.1% from 17.1% in 2001.

Gross profit for our Electronics Group in 2002 was $37.8 million, an increase of $0.4 million, or 1.1%, from $37.4 million in 2001. Gross margin for our Electronics Group increased to 16.2% in 2002 from 14.0% in 2001. Gross margin increased due to cost reductions, improved manufacturing efficiencies and a more favorable revenue mix in 2002 as compared to 2001. This improvement in margin was partially offset by lower profit resulting from a decrease in net revenue.

Gross profit for our Industrial Group in 2002 was $11.7 million, an increase of $5.6 million, or 91.8%, from $6.1 million in 2001. Gross margin for our Industrial Group increased to 13.5% in 2002 from 13.0% in 2001. The increase in gross profit was primarily due to revenue growth from contracts with Dana and Visteon. Start-up costs and manufacturing inefficiencies related to our initial production under the Visteon contract limited the gross profit contribution from this business.

Selling, General and Administrative. Selling, general and administrative expense in 2002 was $27.1 million, or 9.9% of net revenue, as compared to $26.1 million, or 10.3% of net revenue in 2001. The increase in selling, general and administrative expense was primarily attributable to additional management and administrative infrastructure to support the growth in our Industrial Group, partially offset by reduced selling expenses in our Electronics Group. During the fourth quarter of 2002, selling, general and administrative expense was 8.8% of net revenue, primarily due to a reduction in our incentive bonus expense based on performance measures defined in our incentive plans.

Research and Development. Research and development expense in 2002 was $3.4 million, or 1.3% of net revenue, as compared to $3.1 million, or 1.2% of net revenue in 2001. Our research and development spending in 2002 and 2001 was primarily attributable to our Electronics Group and was related to new product releases for the data systems product lines.

Amortization of Intangible Assets. Amortization of goodwill and indefinite-lived intangible assets ceased when we adopted SFAS No. 142 effective January 1, 2002. Amortization of intangible assets in 2002 was $0.1 million, compared to $1.3 million in 2001.

Interest Expense, Net. Interest expense in 2002 was $2.7 million, a decrease of $1.4 million, or 34.1%, from $4.1 million in 2001. The decrease in interest expense from the comparable period reflects the 2002 repayment of debt with proceeds from our public stock offering combined with a reduction in our weighted average interest rate. Our weighted average debt outstanding decreased to approximately $49.8 million for 2002 from approximately $74.5 million for 2001. The weighted average interest rate for 2002 was approximately 5.8% as compared to approximately 7.4% for 2001. There was no capitalized interest for 2002 as compared to $1.8 million for 2001.

Income Taxes. Income tax expense was $4.9 million in 2002 as compared to $2.9 million in 2001. The effective tax rate was 30.1% and 31.4% in 2002 and 2001, respectively. The effective tax rate for both years reflects research and development tax credits, Extraterritorial Income Exclusion tax benefits and a reduction in our valuation allowance on deferred tax assets. The reduction in the valuation allowance for 2002 and 2001 was $0.7 million and $0.3 million, respectively.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Revenue. Net revenue was $254.6 million in 2001, an increase of $38.0 million, or 17.6%, from $216.6 million in 2000. Backlog at December 31, 2001 was $162.3 million, an increase of $1.5 million from $160.8 million at December 31, 2000. Backlog for our Electronics Group and Industrial Group at December 31, 2001 was $118.5 million and $43.8 million, respectively.

Net revenue for our Electronics Group in 2001 was $207.3 million, an increase of $25.2 million, or 13.8%, from $182.1 million in 2000. The increase in net revenue was primarily from contracts with aerospace and defense customers for manufacturing services, which generated an increase of $28.7 million in 2001 over the prior year. Other outsourced services accounted for an increase in net revenue of $0.5 million during 2001. Product sales accounted for a decrease in net revenue of $4.0 million during 2001, primarily due to reduced sales quantities for data systems products.

Net revenue for our Industrial Group in 2001 was $47.3 million, an increase of $12.8 million, or 37.5%, from $34.5 million in 2000. During May 2001, we entered into a new long-term contract with Dana, including the acquisition of certain manufacturing assets and inventory from Dana for approximately $11.5 million in cash. The assets are used to produce fully machined, medium and heavy-duty truck axle shafts and other drive train components for integration into subassemblies produced for leading truck manufacturers. This business generated outsourced services revenue of $17.7 million during 2001. Excluding the acquisition, the Industrial Group's net revenue declined $4.9 million in 2001 from the prior year. The decrease in net revenue was primarily due to a decline in outsourced services provided to customers in the heavy-duty truck market. Unfavorable market conditions that arose during the second half of 2000 for heavy-duty truck production resulted in an industry-wide market decrease of approximately 40% by the second half of 2001 and reduced the volume of axles we supplied to that market.

Gross Profit. Gross profit in 2001 was $43.5 million, an increase of $3.2 million, or 8.0%, from $40.3 million in 2000. Gross margin in 2001 declined to 17.1% from 18.6% in 2000.

Gross profit for our Electronics Group in 2001 was $37.4 million, an increase of $1.1 million, or 3.1%, from $36.3 million in 2000. The increase in manufacturing services revenue generated an increase in gross profit of $3.8 million, while gross profit from other outsourced services decreased $0.6 million. Gross margin in 2001 declined to 18.0% from 19.9% in 2000. Manufacturing services comprised approximately 59% of our Electronics Group's revenue in 2001 as compared to approximately 51% in 2000. Gross margin from manufacturing services improved slightly over the prior year; however, since gross margin on manufacturing services is lower than other outsourced services, the change in revenue mix contributed to the decrease in gross margin. Another factor in the gross margin decline was a slight decrease in gross margin on other outsourced services, primarily due to adverse economic conditions impacting demand and pricing for certain services provided to our customers. Gross profit from product sales decreased $2.1 million during 2001, primarily due to reduced demand for certain product offerings.

Gross profit for our Industrial Group in 2001 was $6.1 million, an increase of $2.1 million or 52.5% from $4.0 million in 2000. Excluding the new contract with Dana, gross profit declined $0.9 million in 2001 primarily due to the downturn of the heavy-duty truck market. The reduction in demand and corresponding impact on shipments occurred as our organizational infrastructure to support future growth plans was being developed. The increased cost structure associated with the additional people and systems required to meet future contractual requirements and the underabsorption of overhead due to the volume decline resulted in a decline in our gross margin, excluding the impact of the new contract with Dana, to 10.6% in 2001, as compared to 11.7% for the prior year. Gross margin for our Industrial Group during 2001, including the new contract with Dana, was 13.0%.

Selling, General and Administrative. Selling, general and administrative expense in 2001 was $26.1 million, or 10.3% of net revenue, as compared to $26.9 million, or 12.4% of net revenue in 2000. Although net revenue increased 17.6% from 2000 to 2001 and the new contract with Dana added approximately $1.0 million to selling, general and administrative expense during 2001, our total selling, general and administrative spending decreased by $0.8 million, or 2.8%. The decline in selling, general and administrative expense was primarily attributable to decreased selling expenses and commissions related to lower product sales for our Electronics Group, decreased marketing costs and cost reductions in both our Electronics Group and Industrial Group in response to the general weakness in the U.S. economy.

Research and Development. Research and development expense in 2001 was $3.1 million, or 1.2% of net revenue, as compared to $3.6 million, or 1.6% of net revenue in 2000. The decrease in research and development expense was attributable to our Electronics Group, and was related to the quantity and timing of new product releases for the data systems product lines and the increased utilization of strategic alliances with suppliers for product development.

Amortization of Intangible Assets. Amortization of intangible assets in 2001 was $1.3 million, a decrease of $0.1 million, or 7.5% compared to $1.4 million in 2000.

Special Charges. Special charges of $2.9 million were recognized during 2000 for activities related to the consolidation of certain operations within our Electronics Group. The consolidation activities were completed in 2000 and no such charges were recognized in 2001.

Interest Expense, Net. Interest expense in 2001 was $4.1 million, an increase of $0.1 million, or 1.9%, from $4.0 million in 2000. Interest expense attributable to increased borrowings during 2001 was offset by a reduction in interest rates and the capitalization of interest incurred on our Industrial Group's capital expenditure program. Our weighted average debt outstanding increased to approximately $74.5 million during 2001 from approximately $58.7 million in 2000. This increase reflected the $11.5 million acquisition from Dana made by our Industrial Group in May 2001 and capital expenditures during 2000 and 2001 to support new business opportunities. The weighted average interest rate in 2001 was approximately 7.4% as compared to approximately 8.5% for the prior year. Capitalized interest in 2001 was $1.8 million as compared to $0.9 million in 2000.

Income Taxes. Income tax expense was $2.9 million in 2001 as compared to an income tax benefit of $1.4 million in 2000. The effective tax rate in 2001 was 31.4%. The effective tax rate for 2001 and the income tax benefit in 2000 reflect research and development tax credits, Extraterritorial Income Exclusion tax benefits and a reduction in our valuation allowance on deferred tax assets. The reduction in the valuation allowance for 2001 and 2000 was $0.3 million and $3.0 million, respectively.

Liquidity, Capital Resources and Financial Condition

Net cash provided by operating activities was $13.6 million in 2002, as compared to $8.5 million in 2001, primarily due to an increase in net income and deferred income taxes and a decrease in accounts receivable, partially offset by contributions to pension plans. On November 27, 2002, we made a voluntary contribution to the pension plans totaling $5.7 million.

Net cash used in investing activities was $20.2 million in 2002 as compared to $32.9 million in 2001. Capital expenditures for our Electronics Group and Industrial Group totaled $7.5 million and $12.0 million, respectively, in 2002. Capital expenditures for our Electronics Group were principally comprised of manufacturing, assembly and test equipment. Our Industrial Group's capital expenditures included new forging and machining equipment to increase and expand the range of production capabilities.

Our Industrial Group invested $12.0 million, $19.5 million and $15.5 million during 2002, 2001 and 2000, respectively, in facilities, equipment and systems to support our growth in the truck components and assemblies market. We substantially completed the investments for this growth during 2002, which provides us with the capacity to serve the requirements of our existing multi-year contracts with ArvinMeritor, Dana and Visteon. The Industrial Group's acquisition of certain assets related to the Dana contract for $11.5 million was included in investing activities in 2001.

Net cash provided by financing activities was $5.8 million during 2002 as compared to $23.0 million in 2001. We received net proceeds of $55.7 million from our public stock offering during March and April 2002. Prior to the offering, we reduced debt by $5.0 million and proceeds from the offering were used to reduce debt by an additional $45.5 million in 2002. Dividends paid in 2002 totaled $0.4 million.

Subject to certain loan covenants, we had total availability for borrowings and letters of credit under the revolving credit facility of $87.8 million at December 31, 2002, which, when combined with the cash balance of $12.4 million, provides for total cash and borrowing capacity of $100.4 million. Our borrowing capacity was increased by $25.0 million in July 2002, as we agreed with our bank group to raise maximum borrowings on the revolving credit facility from $100.0 million to $125.0 million. Other terms of the credit agreement remained substantially unchanged. Borrowings under the revolving credit facility may be used to finance working capital requirements, acquisitions and for general corporate purposes, including capital expenditures. Most acquisitions require the approval of our bank group.

Our principal commitments at December 31, 2002 consisted of repayments of borrowings under the credit agreement and obligations under operating leases for certain of our real property and equipment. We also had purchase commitments totaling approximately $2.8 million at December 31, 2002, primarily for manufacturing equipment. The following table provides information about the payment dates of our contractual obligations at December 31, 2002, excluding current liabilities except for the current portion of long-term debt:

(in thousands)

	2003	2004	2005	2006	2007	2008 & Thereafter
Revolving credit facility	$ 7,000	$ —	$ 30,000	$ —	$ —	$ —
Operating leases	6,935	6,468	5,753	5,179	9,537	138
Total	$ 13,935	$ 6,468	$ 35,753	$ 5,179	$ 9,537	$ 138

We believe that sufficient resources will be available to satisfy our cash requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months depend on our profitability, ability to manage working capital requirements and rate of growth. If we make significant acquisitions or if working capital and capital expenditure requirements exceed expected levels during the next twelve months or in subsequent periods, we may require additional external sources of capital. There can be no assurance that any additional required financing will be available through bank borrowings, debt or equity financings or otherwise, or that if such financing is available, it will be available on terms acceptable to us. If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be adversely affected.

Outlook

The short-term outlook for several of our Electronics Group's aerospace and defense customers is becoming less certain as these customers compete for funds that appear to be increasingly redirected to support the deployment of the U.S. military to the Middle East. After the expected appropriation of funds for the war effort by Congress, however, we believe the outlook for this portion of our business will regain its momentum. As a result, comparable period growth in our Electronics Group is not expected to occur until the second half of 2003 as shipments are expected to increase on certain aerospace and defense contracts.

Our Industrial Group expects a steady recovery in the production of medium and heavy-duty trucks during the second half of 2003. The late 2002 decline in the heavy-duty truck market is expected to stabilize during the first half of 2003 and increase over the balance of the year. This anticipated rebound in the heavy-duty truck market, combined with an expected increase in volume from supplying additional parts to our existing customers and the full year impact of the Visteon contract, is expected to result in an increase in our Industrial Group's revenue in 2003.

Recently Issued Accounting Standards

Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and 138. SFAS No. 133, and its subsequent amendments, requires us to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value must be recognized currently in earnings. In 2001, we entered into interest rate swap agreements, which are deemed to be effective hedges in accordance with SFAS No. 133.

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but will be reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

Effective January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held or used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. Adoption of SFAS No. 144 did not impact our financial statements in 2002.

Quantitative and Qualitative Disclosures about Market Risk

On July 26, 2001, we entered into interest rate swap agreements with a syndicate of banks that effectively convert a portion of our variable rate debt to a fixed rate of 4.52%, excluding our applicable margin, through July 2003. We entered into interest rate swap agreements as a means to reduce the impact of interest rate changes on future interest expense. Approximately 81% ($30.0 million) of our outstanding debt was covered under the interest rate swap agreements at December 31, 2002. We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. Excluding the borrowings included in the interest rate swap agreements, all other borrowings under our credit agreement bear interest at a variable rate based on the prime rate, the London Interbank Offered Rate, or certain alternative short-term rates, plus a margin (1.0% at December 31, 2002) based upon our leverage ratio. An increase in interest rates of 100 basis points would result in additional interest expense of approximately $70,000 on an annualized basis, based upon our debt outstanding at December 31, 2002. The vast majority of our transactions are denominated in U.S. dollars. As such, fluctuations in foreign currency exchange rates have historically had little impact on us. Inflation has not been a significant factor in our operations in any of the periods presented and it is not expected to affect operations in the foreseeable future.

Forward Looking Statements

This annual report may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These projections and statements reflect our current views with respect to future events and financial performance. No assurance can be given, however, that these events will occur or that these projections will be achieved and actual results could differ materially from those projected as a result of certain factors. These factors include our dependence on our current management; the risks and uncertainties present in our business, including changes in laws or regulations; business conditions and growth in the general economy and the electronics and industrial markets served by us; competitive factors and price pressures; availability of third party component parts at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; changes in product mix; cost and yield issues associated with our manufacturing facilities; the ability to successfully manage growth; the effects (including possible increases in the cost of doing business) resulting from future war and terrorists activities or political uncertainties; as well as other factors included in our periodic reports filed with the Securities and Exchange Commission.

Consolidated Income Statements

(in thousands, except for per share data)

Years ended December 31,	2002	2001	2000
Net revenue:			
Outsourced services	$ 229,629	$ 209,874	$ 168,216
Products	43,848	44,766	48,355
Total net revenue	273,477	254,640	216,571
Cost of sales:			
Outsourced services	195,576	181,818	145,059
Products	28,380	29,275	31,199
Total cost of sales	223,956	211,093	176,258
Gross profit	49,521	43,547	40,313
Selling, general and administrative	27,114	26,134	26,881
Research and development	3,354	3,054	3,574
Amortization of intangible assets	97	1,329	1,436
Special charges	—	—	2,945
Operating income	18,956	13,030	5,477
Interest expense, net	2,742	4,111	4,035
Other income, net	(159)	(358)	(344)
Income before income taxes	16,373	9,277	1,786
Income tax expense (benefit)	4,934	2,910	(1,398)
Net income	$ 11,439	$ 6,367	$ 3,184
Earnings per common share:			
Basic	$ 0.87	$ 0.65	$ 0.33
Diluted	$ 0.84	$ 0.63	$ 0.32
Shares used in computing earnings per common share:			
Basic	13,117	9,828	9,671
Diluted	13,664	10,028	9,964

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except for share data)

December 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,403	$ 13,232
Accounts receivable, net	37,951	39,758
Inventory, net	64,443	60,574
Other current assets	9,187	7,991
Total current assets	123,984	121,555
Property, plant and equipment, net	75,305	70,452
Goodwill	14,277	14,277
Other assets	10,039	5,160
Total assets	$ 223,605	$ 211,444
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 23,356	$ 26,828
Accrued liabilities	16,035	19,902
Current portion of long-term debt	7,000	7,500
Total current liabilities	46,391	54,230
Long-term debt	30,000	80,000
Other liabilities	10,179	7,094
Total liabilities	86,570	141,324
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $.01 per share, 981,600 and 989,000 shares authorized in 2002 and 2001, respectively; no shares issued	—	—
Series A preferred stock, par value $.01 per share, 18,400 shares and 11,000 shares authorized in 2002 and 2001, respectively; no shares issued	—	—
Common stock, non-voting, par value $.01 per share, 10,000,000 shares authorized; no shares issued	—	—
Common stock, par value $.01 per share, 30,000,000 and 20,000,000 shares authorized in 2002 and 2001, respectively; 14,158,077 and 9,898,675 shares issued and outstanding in 2002 and 2001, respectively	142	99
Additional paid-in capital	82,575	25,490
Retained earnings	57,017	46,427
Accumulated other comprehensive income (loss)	(2,699)	(1,896)
Total stockholders' equity	137,035	70,120
Total liabilities and stockholders' equity	$ 223,605	$ 211,444

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Years ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 11,439	$ 6,367	$ 3,184
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,386	9,856	9,351
Deferred income taxes	3,684	479	(2,478)
Provision for excess and obsolete inventory	727	432	453
Provision for doubtful accounts	231	122	18
Other noncash charges	339	59	202
Contributions to pension plans	(7,451)	(754)	(1,181)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	1,576	(8,474)	(8,121)
Inventory	(4,559)	(3,519)	(2,046)
Other current assets	(863)	(416)	(344)
Accounts payable	(1,010)	3,648	9,274
Accrued and other liabilities	(1,898)	671	(180)
Net cash provided by operating activities	13,601	8,471	8,132
Cash flows from investing activities:			
Capital expenditures	(19,747)	(27,623)	(23,886)
Purchase of the net assets of acquired entities	—	(11,486)	—
Proceeds from sale of assets	211	6,816	9,292
Changes in nonoperating assets and liabilities	(662)	(650)	(351)
Net cash used in investing activities	(20,198)	(32,943)	(14,945)
Cash flows from financing activities:			
Net (decrease) increase in debt under revolving credit agreements	(50,500)	22,500	10,600
Cash dividends paid	(424)	—	—
Proceeds from issuance of common stock	56,692	530	481
Net cash provided by financing activities	5,768	23,030	11,081
Net (decrease) increase in cash and cash equivalents	(829)	(1,442)	4,268
Cash and cash equivalents at beginning of year	13,232	14,674	10,406
Cash and cash equivalents at end of year	$ 12,403	$ 13,232	$ 14,674

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except for share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance at January 1, 2000	9,589,214	$ 96	$ 23,921	$ 36,876	$ (73)	$ 60,820
Net income	—	—	—	3,184	—	3,184
Adjustment in minimum pension liability	—	—	—	—	(280)	(280)
Comprehensive income (loss)	—	—	—	3,184	(280)	2,904
Issuance of shares under Employee Stock Purchase Plan	35,290	—	273	—	—	273
Exercise of stock options	85,165	1	207	—	—	208
Balance at December 31, 2000	9,709,669	97	24,401	40,060	(353)	64,205
Net income	—	—	—	6,367	—	6,367
Adjustment in minimum pension liability, net of tax of $828	—	—	—	—	(1,124)	(1,124)
Change in fair value of interest rate swap agreements, net of tax of $309	—	—	—	—	(419)	(419)
Comprehensive income (loss)	—	—	—	6,367	(1,543)	4,824
Issuance of shares under Employee Stock Purchase Plan	52,206	1	256	—	—	257
Exercise of stock options	136,800	1	566	—	—	567
Stock option tax benefit	—	—	267	—	—	267
Balance at December 31, 2001	9,898,675	99	25,490	46,427	(1,896)	70,120
Net income	—	—	—	11,439	—	11,439
Adjustment in minimum pension liability, net of tax of $582	—	—	—	—	(873)	(873)
Change in fair value of interest rate swap agreements, net of tax of $99	—	—	—	—	70	70
Comprehensive income (loss)	—	—	—	11,439	(803)	10,636
Cash dividends, $0.06 per common share	—	—	—	(849)	—	(849)
Issuance of common shares	4,100,000	41	55,615	—	—	55,656
Issuance of shares under Employee Stock Purchase Plan	37,695	1	335	—	—	336
Exercise of stock options	123,983	1	758	—	—	759
Stock option tax benefit	—	—	377	—	—	377
Retire unvested restricted shares	(2,276)	—	—	—	—	—
Balance at December 31, 2002	14,158,077	$ 142	$ 82,575	$ 57,017	$ (2,699)	$ 137,035

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. Organization and Significant Accounting Policies

Consolidation Policy

The accompanying consolidated financial statements include the accounts of Sypris Solutions, Inc. and its wholly-owned subsidiaries (collectively, "Sypris" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

Nature of Business

Sypris is a diversified provider of outsourced services and specialty products. The Company performs a wide range of manufacturing, engineering, design, testing, and other technical services, typically under multi-year, sole-source contracts with corporations and government agencies in the markets for aerospace and defense electronics, truck components and assemblies, and for users of test and measurement equipment.

As of January 1, 2002, the Company changed the name of its four major operating subsidiaries as part of a comprehensive branding initiative. The new names of the four subsidiaries are Sypris Data Systems, Inc., formerly Metrum-Datatape, Inc.; Sypris Electronics, LLC, formerly Group Technologies Corporation; Sypris Technologies, Inc., formerly Tube Turns Technologies, Inc.; and Sypris Test and Measurement, Inc., formerly Bell Technologies, Inc., all of which are located in the U.S.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

Contract inventory is stated at actual production costs, reduced by the cost of units for which revenue has been recognized. Gross contract inventory is considered work in process. Progress payments under long-term contracts are specified in the contracts as a percentage of cost and are liquidated as contract items are completed and shipped. Other inventory is stated at the lower of cost or market. The first-in, first-out method was used for determining the cost of inventory excluding contract inventory and certain other inventory, which was determined using the last-in, first-out method ("LIFO") (see Note 5). The Company's reserve for excess and obsolete inventory is primarily based upon forecasted demand for its product sales, and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

Property, Plant and Equipment

Property, plant and equipment is stated on the basis of cost. Depreciation of property, plant and equipment is generally computed using the straight-line method over their estimated economic lives. For land improvements, buildings and building improvements, the estimated economic life is generally 40 years. Estimated economic lives range from three to fifteen years for machinery, equipment, furniture and fixtures. Leasehold improvements are amortized over the respective lease term using the straight-line method. Expenditures for maintenance, repairs and renewals of minor items are expensed as incurred. Major renewals and improvements are capitalized.

Interest cost is capitalized for qualifying assets during the period in which the asset is being installed and prepared for its intended use. Capitalized interest cost is amortized on the same basis as the related depreciation.

Goodwill

Beginning in 2002 with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized, but instead tested at least annually for impairment. Prior to 2002, goodwill was amortized using the straight-line method over its estimated period of benefit of 15 years (see "Adoption of Recently Issued Accounting Standards"). Goodwill is reported net of accumulated amortization totaling $4,146,000 at December 31, 2002 and 2001.

Long-lived Assets

Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. If facts and circumstances lead the Company's management to believe that the cost of one of its assets may be impaired, the Company will write down that carrying amount to fair value to the extent necessary (see "Adoption of Recently Issued Accounting Standards").

Revenue Recognition

A portion of the Company's business is conducted under long-term, fixed-price contracts with aerospace and defense companies and agencies of the U.S. Government. Contract revenue is generally included in the consolidated income statements as units are completed and shipped using the units of delivery, percentage of completion method of accounting. The costs attributed to contract revenue are based upon the estimated average costs of all units to be shipped. The cumulative average costs of units shipped to date are adjusted through current operations as estimates of future costs to complete change (see "Contract Accounting" below).

Revenue recognized under the percentage of completion method of accounting totaled approximately $120,424,000, $134,478,000 and $105,535,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Substantially all such amounts were accounted for under the units of delivery method. All other revenue is recognized as product is shipped and title passes, or when services are rendered.

Contract Accounting

For long-term contracts, the Company capitalizes in inventory direct material, direct labor and factory overhead as incurred. The Company also capitalizes certain general and administrative costs for estimating and bidding on contracts awarded (of which approximately $105,000 and $210,000 remained in inventory at December 31, 2002 and 2001, respectively). Selling costs are expensed as incurred. Costs to complete long-term contracts are estimated on a monthly basis. Estimated margins at completion are applied to cumulative contract revenue to arrive at costs charged to operations.

Accounting for long-term contracts under the percentage of completion method involves substantial estimation processes, including determining the estimated cost to complete a contract. As contracts may require performance over several accounting periods, formal detailed costs-to-complete estimates are performed and updated monthly via performance reports. Management's estimates of costs-to-complete change due to internal and external factors, such as labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. Changes in estimated costs are reflected in gross profit in the period in which they are known. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known.

Product Warranty Costs

The provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. The accrued liability for warranty costs is included in the caption "Accrued liabilities" in the accompanying consolidated balance sheets.

Concentrations of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. The Company's customer base consists of various departments or agencies of the U.S. Government, aerospace and defense companies under contract with the U.S. Government and a number of customers in diverse industries across geographic areas, primarily in North America. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral on its commercial accounts receivable. Credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations. Approximately 56% of accounts receivable outstanding at December 31, 2002 are due from four of the Company's largest customers.

The Company recognized revenue from contracts with the U.S. Government and its agencies of approximately $44,185,000, $40,046,000 and $45,467,000 during the years ended December 31, 2002, 2001 and 2000, respectively. The Company's largest customers for the year ended December 31, 2002 were Raytheon Company and Dana Corporation, which represented approximately 19% and 14%, respectively, of the Company's total net revenue. The Company's largest customers for the year ended December 31, 2001 were Raytheon Company and Honeywell International, Inc., which represented approximately 21% and 11%, respectively, of the Company's total net revenue. For the year ended December 31, 2000, the Company's largest customer was Raytheon Company, which represented approximately 15% of the Company's total net revenue. No other single customer accounted for more than 10% of the Company's total net revenue for the years ended December 31, 2002, 2001 or 2000.

Stock Based Compensation

Stock options are granted under various stock compensation programs to employees and independent directors (see Note 12). The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

(in thousands, except for per share data)

Years ended December 31,	2002	2001	2000
Net income	$ 11,439	$ 6,367	$ 3,184
Pro forma stock-based compensation expense, net of tax	1,591	1,390	1,098
Pro forma net income	$ 9,848	$ 4,977	$ 2,086
Pro forma earnings per common share:			
Basic	$ 0.75	$ 0.51	$ 0.22
Diluted	$ 0.72	$ 0.50	$ 0.21

Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and issued its amendments, SFAS No. 137 and 138, in June 1999 and June 2000, respectively. SFAS No. 133, and its subsequent amendments, required the Company to recognize all derivatives on the consolidated balance sheet at fair value beginning January 1, 2001. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value must be recognized currently in earnings. In 2001, the Company entered into interest rate swap agreements, which are deemed to be effective hedges in accordance with SFAS No. 133 (see Note 8).

Adoption of Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 141 also specifies criteria for the recognition of identifiable intangible assets separately from goodwill. We will apply the provisions of SFAS No. 141 to all future business combinations. The adoption of SFAS No. 141 on July 1, 2001 did not have an impact on the Company's consolidated financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but will be reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

The nonamortization of goodwill has increased the Company's net income and earnings per share beginning in 2002. Following are pro forma results assuming goodwill had not been amortized prior to January 1, 2002:

(in thousands, except for per share data)

Years ended December 31,	2002	2001	2000
Reported net income	$ 11,439	$ 6,367	$ 3,184
Adjustment for amortization of goodwill, net of tax	—	782	782
Adjusted net income	$ 11,439	$ 7,149	$ 3,966
Basic earnings per common share as reported	$ 0.87	$ 0.65	$ 0.33
Adjustment for amortization of goodwill, net of tax	—	0.08	0.08
Adjusted basic earnings per common share	$ 0.87	$ 0.73	$ 0.41
Diluted earnings per common share as reported	$ 0.84	$ 0.63	$ 0.32
Adjustment for amortization of goodwill, net of tax	—	0.08	0.08
Adjusted diluted earnings per common share	$ 0.84	$ 0.71	$ 0.40

There has been no change to the carrying value of the Company's goodwill since January 1, 2002. Goodwill, net of accumulated amortization, at December 31, 2002 for the Electronics Group and the Industrial Group was approximately $13,837,000 and $440,000, respectively. The Company's other intangible assets subject to amortization and the related amortization expense are not material to the Company's consolidated financial position or results of operations, respectively.

Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held or used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. Adoption of SFAS No. 144 did not impact the Company's financial statements in 2002.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the 2002 classification, none of which had an effect on previously reported net income.

Note 2. Acquisitions and Mergers

On May 31, 2001, the Company acquired certain assets and liabilities of the Marion Forge plant from Dana Corporation. The business produces fully machined, medium and heavy-duty truck axle shafts and other drive components for integration into subassemblies and is included with Sypris Technologies in the Industrial Group. The transaction was accounted for as a purchase, in which the purchase price of $11,486,000 was allocated based on the fair values of the assets and liabilities acquired. The results of operations of the acquired business have been included in the consolidated financial statements since the acquisition date. The acquisition was financed by the Company's Credit Agreement (see Note 8).

Note 3. Special Charges

Special charges of $2,945,000 were recognized during the year ended December 31, 2000 for activities related to the consolidation of certain operations within the Electronics Group. The special charges incurred and paid during 2000 include workforce reductions, related severance and other benefit costs of $1,211,000, facilities rearrangement and relocation costs of $480,000, and employment costs related to the transfer of production of $1,254,000. The workforce reductions resulted in the termination of 48 employees involved in manufacturing, engineering, sales and administrative activities during 2000.

Note 4. Accounts Receivable

Accounts receivable consists of the following:

(in thousands)

December 31,	2002	2001
Commercial	$ 34,108	$ 34,658
U.S. Government	4,366	5,875
	38,474	40,533
Allowance for doubtful accounts	(523)	(775)
	$ 37,951	$ 39,758

Accounts receivable from the U.S. Government includes amounts due under long-term contracts, all of which are billed at December 31, 2002 and 2001, of $2,930,000 and $2,939,000, respectively.

Note 5. Inventory

Inventory consists of the following:

December 31, (in thousands)	2002	2001
Raw materials	$ 18,493	$ 16,753
Work in process	14,769	11,911
Finished goods	4,588	5,450
Costs relating to long-term contracts and programs, net of amounts attributed to revenue recognized to date	34,778	37,908
Progress payments related to long-term contracts and programs	(2,737)	(6,540)
LIFO reserve	(1,007)	(987)
Reserve for excess and obsolete inventory	(4,441)	(3,921)
	$ 64,443	$ 60,574

The preceding amounts include inventory valued under the LIFO method that totaled approximately $12,663,000 and $9,141,000 at December 31, 2002 and 2001, respectively.

Note 6. Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31, (in thousands)	2002	2001
Land and land improvements	$ 1,736	$ 1,436
Buildings and building improvements	19,132	17,837
Machinery, equipment, furniture and fixtures	119,740	96,674
Construction in progress	6,201	19,858
	146,809	135,805
Accumulated depreciation	(71,504)	(65,353)
	$ 75,305	$ 70,452

Depreciation expense totaled approximately $11,280,000, $8,468,000 and $7,906,000 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, approximately $494,000 was included in accounts payable for capital expenditures. At December 31, 2001, approximately $2,782,000 and $612,000 was included in accounts payable and accrued liabilities, respectively, for capital expenditures.

Note 7. Accrued Liabilities

Accrued liabilities consists of the following:

December 31, (in thousands)	2002	2001
Employee benefit plan accruals	$ 4,585	$ 6,308
Salaries, wages and incentives	3,735	3,925
Other	7,715	9,669
	$ 16,035	$ 19,902

Included in other accrued liabilities are employee payroll deductions, advance payments, accrued operating expenses, accrued warranty expenses, accrued interest and other items, none of which exceed 5% of total current liabilities.

Note 8. Long-Term Debt

The Company has a credit agreement with a syndicate of banks (the "Credit Agreement") that was entered into in October 1999 and amended most recently in July 2002. The Credit Agreement provides for a revolving credit facility with an aggregate commitment of $125,000,000 through January 2005. Under the terms of the Credit Agreement, interest rates are determined at the time of borrowing and are based on the London Interbank Offered Rate plus a margin of 1.0% to 3.25%; or the greater of the prime rate or the federal funds rate plus 0.5%, plus a margin up to 0.75%. The Company also pays a fee of 0.2% to 0.5% on the unused portion of the aggregate commitment. The margins applied to the respective interest rates and the commitment fee are adjusted quarterly and are based on the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate for outstanding borrowings at December 31, 2002 was 6.5%. The weighted average interest rates for borrowings during the years ended December 31, 2002, 2001 and 2000 were 5.8%, 7.4% and 8.5%, respectively. Current maturities of long-term debt at December 31, 2002 and 2001 represent amounts due under a short-term borrowing arrangement included in the Credit Agreement. Standby letters of credit up to a maximum of $15,000,000 may be issued under the Credit Agreement, and no significant amounts were outstanding at December 31, 2002 and 2001.

The Credit Agreement contains customary affirmative and negative covenants, including financial covenants requiring the maintenance of specified fixed charge coverage and leverage ratios and minimum levels of net worth. As of December 31, 2002, the Company was in compliance with all covenants. The Credit Agreement is secured by substantially all assets of the Company, including but not limited to accounts receivable, inventory, equipment and real estate, and is also guaranteed by the subsidiaries of the Company. The Company met requirements for the release of asset collateralization as of December 31, 2002, and anticipates it will be released during the first quarter of 2003.

On July 26, 2001, the Company entered into interest rate swap agreements with three banks that effectively convert a portion of its floating rate debt to a fixed rate basis for a period of two years, thus reducing the impact of interest rate changes on future interest expense. The swap agreements have a combined notional amount of $30,000,000 whereby the Company pays a fixed rate of interest of 4.52% and receives a variable 30-day LIBOR rate. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense in the consolidated income statement. The aggregate fair market value of all interest rate swap agreements was approximately $559,000 and $728,000 at December 31, 2002 and 2001, respectively. On the consolidated balance sheet, these amounts were included in accrued liabilities and other liabilities at December 2002 and 2001, respectively, with a corresponding charge, net of tax, to other comprehensive income.

Interest incurred, net of amounts capitalized, during the years ended December 31, 2002, 2001 and 2000 totaled approximately $2,923,000, $4,021,000 and $4,206,000, respectively. The Company had no capitalized interest in 2002. Capitalized interest for the years ended December 31, 2001 and 2000 was $1,763,000 and $910,000, respectively. Interest paid during the years ended December 31, 2002, 2001 and 2000 totaled approximately $2,763,000, $5,623,000 and $5,063,000, respectively.

Note 9. Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at their carrying amount which approximates fair value because of the short-term maturity of those instruments. The carrying amount of debt outstanding at December 31, 2002 and 2001 under the Credit Agreement approximates fair value because borrowings are for terms less than six months and have rates that reflect currently available terms and conditions for similar debt. The Company uses interest rate swap agreements (see Note 8) to minimize its exposure to fluctuations in interest rates for a portion of the debt. The fair value of the swap agreements is recognized in the consolidated financial statements.

Note 10. Employee Benefit Plans

The Company sponsors noncontributory defined benefit pension plans (the "Pension Plans") covering certain employees of Sypris Technologies, including certain employees of the operation acquired from Dana in May 2001. The Pension Plans covering salaried and management employees provide pension benefits that are based on the employees' highest five-year average compensation within ten years before retirement. The Pension Plans covering hourly employees and union members generally provide benefits at stated amounts for each year of service. The Company's funding policy is to make the minimum annual contributions required by the applicable regulations; however, on November 27, 2002, the Company made a voluntary contribution to the Pension Plans totaling $5,660,000. The Pension Plans' assets are primarily invested in equity securities and fixed income securities.

The following table details the components of pension expense:

(in thousands)

Years ended December 31,	2002	2001	2000
Service cost	$ 172	$ 358	$ 180
Interest cost on projected benefit obligation	2,306	1,939	1,409
Net amortizations and deferrals	339	247	222
Expected return on plan assets	(2,329)	(1,961)	(1,338)
	$ 488	$ 583	$ 473

The following are summaries of the changes in the benefit obligations and plan assets and of the funded status of the Pension Plans:

(in thousands)

December 31,	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 31,983	$ 19,096
Benefit obligation assumed in acquisition	—	11,547
Service cost	172	358
Interest cost	2,306	1,939
Actuarial loss	2,394	463
Benefits paid	(1,618)	(1,420)
Benefit obligation at end of year	$ 35,237	$ 31,983
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 24,789	$ 15,156
Fair value of plan assets acquired in acquisition	—	10,457
Actual return on plan assets	(1,142)	(158)
Company contributions	7,451	754
Benefits paid	(1,618)	(1,420)
Fair value of plan assets at end of year	$ 29,480	$ 24,789
Funded status of the plans:		
Benefit obligation at end of year	$ 35,237	$ 31,983
Fair value of plan assets at end of year	29,480	24,789
Funded status of plan (underfunded)	(5,757)	(7,194)
Unrecognized actuarial loss	8,074	2,339
Unrecognized prior service cost	694	903
Net asset (liability) recognized	$ 3,011	$ (3,952)
Balance sheet assets (liabilities):		
Accrued benefit liability	$ (5,661)	$ (7,160)
Prepaid benefit cost	4,876	—
Intangible asset	36	903
Accumulated other comprehensive loss	3,760	2,305
Net asset (liability) recognized	$ 3,011	$ (3,952)
Assumptions at year end:		
Discount rate used in determining present values	6.75%	7.50%
Rate of compensation increase	4.00%	4.00%
Expected long-term rate of return on plan assets	8.50%	9.50%

The Company sponsors a defined contribution plan (the "Defined Contribution Plan") for substantially all employees of the Company. The Defined Contribution Plan is intended to meet the requirements of Section 401(k) of the Internal Revenue Code. The Defined Contribution Plan allows the Company to match participant contributions and provides discretionary contributions. Contributions to the Defined Contribution Plan in 2002, 2001 and 2000 totaled approximately $2,267,000, $1,933,000 and $2,278,000, respectively.

The Company has self-insured medical plans (the "Medical Plans") covering substantially all employees. The number of employees participating in the Medical Plans was approximately 1,300, 1,350 and 1,300 at December 31, 2002, 2001 and 2000, respectively. The Medical Plans limit the Company's annual obligations to fund claims to specified amounts per participant and in the aggregate. The Company is adequately insured for amounts in excess of these limits. Employees are responsible for payment of a portion of the premiums. During 2002, 2001 and 2000, the Company charged approximately $6,677,000, $5,890,000 and $4,456,000, respectively, to operations related to reinsurance premiums, medical claims incurred and estimated, and administrative costs for the Medical Plans. Claims paid during 2002, 2001 and 2000 did not exceed the aggregate limits.

Note 11. Commitments and Contingencies

The Company leases certain of its real property and certain equipment, vehicles and computer hardware under operating leases with terms ranging from month-to-month to ten years and which contain various renewal and rent escalation clauses. Future minimum annual lease commitments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002 are as follows:

	(in thousands)
2003	$ 6,935
2004	6,468
2005	5,753
2006	5,179
2007	9,537
2008 and thereafter	138
	$ 34,010

Rent expense for the years ended December 31, 2002, 2001 and 2000 totaled approximately $7,387,000, $5,550,000 and $3,650,000, respectively.

The Company entered into agreements for the sale and leaseback of certain specific manufacturing and testing equipment during 2001 and 2000. The terms of the operating leases range from five to nine years and the Company has the option to purchase the equipment at the expiration of the respective lease term at a fixed price based upon the equipment's estimated residual value. Lease payments on these operating leases are guaranteed by the Company. Proceeds from the sale and leaseback transactions during 2001 and 2000 were approximately $5,420,000 and $9,251,000, respectively, and the transactions resulted in a deferred loss for the years ended December 31, 2001 and 2000 of approximately $787,000 and $351,000, respectively, that is amortized on a straight-line basis over the term of the respective leases. As of December 31, 2002, the deferred loss net of amortization was approximately $1,039,000. Future minimum annual lease commitments related to these leases are included in the above schedule.

As of December 31, 2002, the Company had outstanding purchase commitments of approximately $2,800,000, primarily for the acquisition of manufacturing equipment.

The Company's Sypris Technologies subsidiary is a co-defendant in a lawsuit arising out of an explosion at a coker plant owned by Exxon Mobil Corporation located in Baton Rouge, Louisiana. In this lawsuit, it is alleged that a carbon steel pipe elbow that Sypris Technologies manufactured was improperly installed and the failure of which caused the explosion. In the third quarter of 2002, the Company obtained a summary judgment in its favor, which is now final and nonappealable, in a related lawsuit brought by Exxon Mobil in 1994 in state district court in Louisiana claiming damages for destruction of the plant. The pending action is a class action suit also filed in 1994 in federal court in Louisiana on behalf of the residents living around the plant and claims unspecified damages. Sypris Technologies is a co-defendant in this action with Exxon Mobil, the contractor and the fabricator. In this action, the Company maintains that the carbon steel pipe elbow at issue was appropriately marked as carbon steel and was improperly installed, without Sypris Technologies' knowledge, by the fabricator and general contractor in circumstances that required the use of a chromium steel elbow. As to all claims in the pending suit, the Company has received favorable summary judgment rulings, but some of such rulings remain subject to appeal. The Company is optimistic that the judgments in its favor will be upheld or become final.

The Company is involved in certain litigation and contract issues arising in the normal course of business. While the outcome of these matters cannot, at this time, be predicted in light of the uncertainties inherent therein, management does not expect that these matters will have a material adverse effect on the consolidated financial position or results of operations of the Company.

Note 12. Stock Option and Purchase Plans

The Company has certain stock compensation plans under which options to purchase common stock may be granted to officers, key employees and non-employee directors. Options may be granted at not less than the market price on the date of grant. Options are exercisable in whole or in part up to two years after the date of grant and ending ten years after the date of grant. The following table summarizes option activity for the three years ended December 31, 2002:

	Shares	Exercise Price Range	Weighted Average Exercise Price
Balance at January 1, 2000	1,312,460	$ 1.72 - 31.00	$ 6.71
Granted	518,746	6.56 - 10.50	9.52
Exercised	(114,246)	2.76 - 8.75	4.08
Forfeited	(163,223)	4.24 - 10.50	7.20
Balance at December 31, 2000	1,553,737	1.72 - 31.00	7.79
Granted	632,819	3.88 - 13.27	6.15
Exercised	(164,616)	1.72 - 8.75	3.06
Forfeited	(174,980)	6.25 - 11.76	8.21
Balance at December 31, 2001	1,846,960	1.72 - 31.00	7.61
Granted	362,391	9.95 - 19.00	14.32
Exercised	(127,561)	1.72 - 10.50	6.23
Forfeited	(144,425)	6.25 - 16.03	9.39
Balance at December 31, 2002	1,937,365	$ 1.72 - 31.00	$ 8.83

The following table summarizes certain weighted average data for options outstanding and currently exercisable at December 31, 2002:

	Outstanding			Exercisable	
		Weighted Average			
Exercise Price Range	Shares	Exercise Price	Remaining Contractual Life	Shares	Weighted Average Exercise Price
$1.72 - $5.00	184,402	$ 3.84	5.0	155,027	$ 3.65
$5.12 - $7.00	490,693	6.16	6.1	41,218	6.34
$7.37 - $10.00	753,351	8.68	5.0	484,601	8.72
$10.06 - $15.00	406,881	12.34	6.5	56,442	11.24
$15.59 - $20.00	96,550	17.24	8.0	51,550	18.30
$23.00 - $31.00	5,488	27.38	2.3	5,488	27.38
Total	1,937,365	$ 8.83	5.7	794,326	$ 8.54

The Company's stock compensation program also provides for the grant of performance-based stock options to key employees ("Performance Options"). The terms and conditions of the Performance Options grants provide for the determination of the exercise price and the beginning of the vesting period to occur when the fair market value of the Company's common stock achieves certain targeted price levels. The Company did not grant Performance Options in 2002. Performance Options to purchase 56,000 shares and 108,000 shares of common stock were granted during 2001 and 2000, respectively. Performance Options to purchase 49,000 shares, 32,000 shares and 112,000 shares of common stock were forfeited in 2002, 2001 and 2000, respectively. One targeted price level of the Performance Options was achieved in 2002, resulting in determination of the exercise price and beginning of the vesting period for options to purchase 52,000 shares of common stock. Performance Options for which the targeted price level has not been achieved total 315,000 shares, 416,000 shares and 392,000 shares at December 31, 2002, 2001 and 2000, respectively, and are excluded from disclosures of options outstanding.

The aggregate number of shares of common stock reserved for issuance under the Company's stock compensation programs as of December 31, 2002 and 2001 was 4,750,000 and 3,000,000, respectively. The aggregate number of shares available for future grant as of December 31, 2002 and 2001 was 2,013,261 and 380,227, respectively. Shares available for future grant as of December 31, 2002 includes 141,550 shares of common stock related to stock options that may be subject to future grant under certain of the Company's incentive plans based upon the achievement of certain financial targets and individual performance objectives and action by the Company's Board of Directors.

The Company applies APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is at least equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for options granted by the Company during 2002, 2001 and 2000 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

Years ended December 31,	2002	2001	2000
Expected life (years)	7	8	8
Expected volatility	74.79%	75.20%	70.30%
Risk-free interest rates	3.83%	4.93%	4.98%
Expected dividend yield	1.09%	—	—

The weighted average Black-Scholes value of options granted under the stock option plans during 2002, 2001 and 2000 was $9.39, $4.71 and $7.05 per share, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company has a stock purchase plan that provides substantially all employees who have satisfied the eligibility requirements the opportunity to purchase shares of the Company's common stock on a compensation deduction basis. The purchase price is the lower of 85% of the fair market value of the common stock on the first or last business day of the purchase period. Payroll deductions may not exceed $6,000 for any six-month cycle. The stock purchase plan expires January 31, 2006. At December 31, 2002 and 2001, there were 159,209 shares and 196,904 shares, respectively, available for purchase under the plan. During 2002, 2001 and 2000, a total of 37,695 shares, 52,206 shares and 35,290 shares, respectively, were issued under the plan.

Note 13. Stockholders' Equity

On March 26, 2002, the Company completed a public stock offering of 3,600,000 shares of its common stock and, on April 19, 2002, an additional 500,000 shares were issued through the exercise of an over-allotment option. The shares were sold at $14.50 per share and generated proceeds, after underwriting discounts and expenses, of approximately $55,656,000. Proceeds from the offering were primarily used to repay debt. On May 7, 2002, the Company's stockholders approved an amendment to increase the Company's authorized common stock from 20,000,000 shares to 30,000,000 shares.

On September 12, 2002, the Company's Board of Directors declared an initial quarterly cash dividend of $0.03 (three cents) per common share outstanding that was paid on November 15, 2002. On October 29, 2002, the Company's Board of Directors declared an additional quarterly cash dividend of $0.03 (three cents) per common share outstanding. The dividend was paid on January 10, 2003.

The Company has a stockholder rights plan, under which each stockholder owns one right for each outstanding share of common stock owned. Each right entitles the holder to purchase one one-thousandth of a share of a new series of preferred stock at an exercise price of $63.00. The rights trade along with, and not separately from, the shares of common stock unless they become exercisable. If any person or group acquires or makes a tender offer for 15% or more of the common stock of the Company (except in transactions approved by the Company's Board of Directors in advance) the rights become exercisable, and they will separate, become tradable, and entitle stockholders, other than such person or group, to acquire, at the exercise price, preferred stock with a market value equal to twice the exercise price. If the Company is acquired in a merger or other business combination with such person or group, or if 50% of its earning power or assets are sold to such person or group, each right will entitle its holder, other than such person or group, to acquire, at the exercise price, shares of the acquiring company's common stock with a market value of twice the exercise price. The rights will expire on October 23, 2011, unless redeemed or exchanged earlier by the Company, and will be represented by existing common stock certificates until they become exercisable.

As of December 31, 2002, 18,400 shares of the Company's preferred stock were designated as Series A Preferred Stock in connection with the adoption of the stockholder rights plan. There are no shares of Series A Preferred Stock currently outstanding. The holders of Series A Preferred Stock will have voting rights, be entitled to receive dividends based on a defined formula and have certain rights in the event of the Company's dissolution. The shares of Series A Preferred Stock shall not be redeemable. However, the Company may purchase shares of Series A Preferred Stock in the open market or pursuant to an offer to a holder or holders.

Cumulative losses recorded in other comprehensive income for adjustments in the minimum pension liability, net of tax, totaled $2,350,000, $1,477,000 and $353,000 at December 31, 2002, 2001 and 2000, respectively. Cumulative amounts recorded in other comprehensive income for the aggregate fair market value of all swap agreements, net of tax, totaled $349,000 and $419,000 at December 31, 2002 and 2001, respectively.

Note 14. Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided for temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

The components of income tax expense (benefit) are as follows:

(in thousands)

Years ended December 31,	2002	2001	2000
Current:			
Federal	$ 1,184	$ 2,161	$ 969
State	45	255	102
Other	21	15	9
	1,250	2,431	1,080
Deferred:			
Federal	3,427	706	(2,351)
State	257	(227)	(127)
	3,684	479	(2,478)
	$ 4,934	$ 2,910	$ (1,398)

The Company files a consolidated federal income tax return which includes all subsidiaries. Income taxes paid during 2002, 2001 and 2000 totaled approximately $3,656,000, $1,962,000 and $1,347,000, respectively. The Company received approximately $208,000, $2,108,000 and $2,102,000 in federal income tax refunds during 2002, 2001 and 2000, respectively.

At December 31, 2002, the Company had approximately $12,013,000 of state net operating loss carryforwards available to offset future state taxable income. Such carryforwards reflect income tax losses incurred which will expire on December 31 of the following years:

(in thousands)

2009	$ 4,990
2010	560
2011	5,999
2017	464
	$ 12,013

The following is a reconciliation of income tax expense (benefit) to that computed by applying the federal statutory rate of 34% to income before income taxes:

(in thousands)

Years ended December 31,	2002	2001	2000
Federal tax at the statutory rate	$ 5,567	$ 3,154	$ 607
State income taxes, net of federal tax benefit	646	238	153
Change in valuation allowance for deferred tax asset	(677)	(300)	(3,008)
Research and development tax credit	(330)	(338)	(262)
Other	(272)	156	1,112
	$ 4,934	$ 2,910	$ (1,398)

Deferred income tax assets and liabilities are as follows:

(in thousands)

December 31,	2002	2001
Deferred tax assets:		
Compensation and benefit accruals	$ 1,190	$ 1,287
Inventory valuation	1,042	728
State net operating loss carryforwards	689	977
Contract provisions	572	517
Accounts receivable allowance	199	290
Defined benefit pension plan	—	1,451
Interest rate swap agreements	210	309
Other	103	303
	4,005	5,862
Valuation allowance	—	(677)
	4,005	5,185
Deferred tax liabilities:		
Depreciation	(4,115)	(2,354)
Defined benefit pension plan	(258)	—
	(4,373)	(2,354)
Net deferred tax (liability) asset	$ (368)	$ 2,831

The valuation allowance for deferred tax assets decreased by $677,000, $300,000 and $3,008,000 in 2002, 2001 and 2000, respectively. Management believes it is more likely than not that the Company's future earnings will be sufficient to ensure the realization of deferred tax assets for federal and state purposes.

Note 15. Earnings per Common Share

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options.

The following table presents information necessary to calculate earnings per common share:

(in thousands, except for per share data)

Years ended December 31,	2002	2001	2000
Shares outstanding:			
Weighted average shares outstanding	13,117	9,828	9,671
Effect of dilutive employee stock options	547	200	293
Adjusted weighted average shares outstanding and assumed conversions	13,664	10,028	9,964
Net income applicable to common stock	$ 11,439	$ 6,367	$ 3,184
Earnings per common share:			
Basic	$ 0.87	$ 0.65	$ 0.33
Diluted	$ 0.84	$ 0.63	$ 0.32

Note 16. Segment Information

The Company's operations are conducted in two reportable business segments: the Electronics Group and the Industrial Group. The segments are each managed separately because of the distinctions between the products, services, markets, customers, technologies, and workforce skills of the segments. The Electronics Group provides a wide range of manufacturing and technical services for a diversified customer base as an outsourced service provider. The Electronics Group also manufactures complex data storage systems, magnetic instruments, current sensors, and other electronic products. The Industrial Group provides manufacturing services for a variety of customers that outsource forged and finished steel components and subassemblies. The Industrial Group also manufactures high-pressure closures and other fabricated products. Revenue derived from outsourced services for the Electronics Group accounted for 55%, 67% and 65% of total net revenue in 2002, 2001 and 2000, respectively. Revenue derived from outsourced services for the Industrial Group accounted for 29%, 15% and 12% of total net revenue in 2002, 2001 and 2000, respectively. There was no intersegment net revenue recognized for all years presented. The following table presents financial information for the reportable segments of the Company:

(in thousands)

Years ended December 31,	2002	2001	2000
Net revenue from unaffiliated customers:			
Electronics Group	$ 186,562	$ 207,282	$ 182,126
Industrial Group	86,915	47,358	34,445
	$ 273,477	$ 254,640	$ 216,571
Gross profit:			
Electronics Group	$ 37,796	$ 37,385	$ 36,272
Industrial Group	11,725	6,162	4,041
	$ 49,521	$ 43,547	$ 40,313
Operating income:			
Electronics Group	$ 14,447	$ 12,903	$ 6,935
Industrial Group	8,210	3,563	1,648
General, corporate and other	(3,701)	(3,436)	(3,106)
	$ 18,956	$ 13,030	$ 5,477
Total assets:			
Electronics Group	$ 114,305	$ 121,228	$ 124,523
Industrial Group	90,781	73,820	37,851
General, corporate and other	18,519	16,396	16,748
	$ 223,605	$ 211,444	$ 179,122
Depreciation and amortization:			
Electronics Group	$ 6,885	$ 7,951	$ 8,037
Industrial Group	4,224	1,694	1,109
General, corporate and other	277	211	205
	$ 11,386	$ 9,856	$ 9,351
Capital expenditures:			
Electronics Group	$ 7,518	$ 7,917	$ 7,971
Industrial Group	12,009	19,547	15,546
General, corporate and other	220	159	369
	$ 19,747	$ 27,623	$ 23,886

The Company's export sales from the U.S. totaled $25,437,000, $23,890,000 and $25,250,000 in 2002, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

Note 17. Quarterly Financial Information (Unaudited)

The following is an analysis of certain items in the consolidated income statements by quarter for the years ended December 31, 2002 and 2001:

(in thousands, except for per share data)

	2002				2001			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net revenue	$ 62,533	$ 73,509	$ 70,757	$ 66,678	$ 58,035	$ 63,152	$ 65,228	$ 68,225
Gross profit	11,129	12,882	13,974	11,536	10,164	10,914	11,063	11,406
Operating income	3,733	4,759	5,658	4,806	2,577	2,912	3,501	4,040
Net income	1,825	2,805	3,534	3,275	1,019	1,209	1,760	2,379
Earnings per common share:								
Basic	$ 0.18	$ 0.20	$ 0.25	$ 0.23	$ 0.10	$ 0.12	$ 0.18	$ 0.24
Diluted	$ 0.17	$ 0.19	$ 0.24	$ 0.23	$ 0.10	$ 0.12	$ 0.18	$ 0.23
Cash dividends declared per common share	$ —	$ —	$ 0.03	$ 0.03	$ —	$ —	$ —	$ —

Common Stock Information

Our common stock is traded on the Nasdaq National Market under the symbol "SYPR." The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our common stock as reported by the Nasdaq National Market.

	High	Low
Year ended December 31, 2001:		
First Quarter	$ 8.00	$ 4.00
Second Quarter	$ 8.22	$ 3.75
Third Quarter	$ 10.55	$ 7.50
Fourth Quarter	$ 13.46	$ 9.80
Year ended December 31, 2002:		
First Quarter	$ 16.35	$ 12.50
Second Quarter	$ 21.35	$ 15.30
Third Quarter	$ 16.03	$ 10.00
Fourth Quarter	$ 12.28	$ 9.94

As of February 24, 2003 there were 816 holders of record of our common stock.

On September 22, 2002, our Board of Directors declared an initial quarterly cash dividend of $0.03 (three cents) per common share outstanding. Cash dividends declared in 2002 totaled $0.06 (six cents) per common share outstanding. Dividends may be paid on common stock only when, as, and if declared by our Board of Directors in its sole discretion.

Corporate Directory

Board of Directors

ROBERT E. GILL (1†)
Chairman of the Board

JEFFREY T. GILL (1)
President & CEO

HENRY F. FRIGON (1,2†, 4)
Private Investor & Consultant

R. SCOTT GILL (1)
Managing Broker
Koenig & Strey
GMAC Real Estate

WILLIAM L. HEALEY (4†)
President & CEO
Cal Quality Electronics, Inc.

ROGER W. JOHNSON (3†, 4)
Private Investor, Educator
& Consultant

SIDNEY R. PETERSEN (2, 3)
Retired Chairman & CEO
Getty Oil, Inc.

ROBERT SROKA (2, 3)
Managing Partner
Lighthouse Partners, LLC

Corporate Officers

ROBERT E. GILL (5)
Chairman of the Board

JEFFREY T. GILL (5)
President & CEO

DAVID D. JOHNSON (5)
Vice President, CFO
& Treasurer

RICHARD L. DAVIS (5)
Senior Vice President
& Secretary

ANTHONY C. ALLEN (5)
Vice President of Finance
and Information Systems
& Assistant Secretary

Subsidiary Officers

CYNTHIA Y. BELAK
Vice President of Finance
Sypris Data Systems, Inc.

JAMES G. COCKE (5)
Vice President; President & CEO
Sypris Electronics, LLC

STUART W. JONES
Vice President of Finance
Sypris Test & Measurement, Inc.

JOHN M. KRAMER (5)
Vice President; President & CEO
Sypris Technologies, Inc.

ROBERT G. MARRAH
Vice President of Business
Development
Sypris Electronics, LLC

DAVID L. MONACO
Vice President of Finance
Sypris Electronics, LLC

G. DARRELL ROBERTSON (5)
Vice President; President & CEO
Sypris Data Systems, Inc.

EDMUND R. STUCZYNSKI
Vice President of Operations
Sypris Electronics, LLC

NORMAN E. ZELESKY
Vice President of Finance
Sypris Technologies, Inc.

(1) Member of Executive Committee
(2) Member of Compensation Committee
(3) Member of Audit and Finance Committee
(4) Member of Nominating and Governance Committee
(5) Executive Officer
† Committee Chairman

Company Locations

ALABAMA
Sypris Data Systems
3322 S. Memorial Parkway
Suite 505
Huntsville, AL 35801
Phone: (256) 881-2231

ARIZONA
Sypris Test & Measurement
2320 West Peoria Avenue
Building D-133
Phoenix, AZ 85029
Phone: (602) 395-5900

CALIFORNIA
Sypris Test & Measurement
2102 Ringwood Avenue
San Jose, CA 95131
Phone: (408) 954-8050

Sypris Test & Measurement
16340 Roscoe Boulevard
Suite 100
Van Nuys, CA 91406
Phone: (818) 830-9111

Sypris Data Systems
Subsidiary Headquarters
605 East Huntington Drive
Monrovia, CA 91016
Phone: (626) 358-9500

COLORADO
Sypris Data Systems
7307 S. Revere Parkway
Centennial, CO 80112
Phone: (303) 773-4700

Sypris Test & Measurement
8020 Southpark Circle
Suite 300
Littleton, CO 80120
Phone: (303) 773-4616

FLORIDA
Sypris Test & Measurement
Subsidiary Headquarters
6120 Hanging Moss Road
Orlando, FL 32807
Phone: (407) 678-6900

Sypris Electronics
Subsidiary Headquarters
10901 North McKinley Drive
Tampa, FL 33612
Phone: (813) 972-6000

Sypris Data Systems
2460 N. Courtney Parkway
Suite 107
Merritt Island, FL 32953
Phone: (321) 449-9243

Sypris Data Systems
8 Eighth Street
Shalimar, FL 32579
Phone: (850) 651-5158

GEORGIA
Sypris Test & Measurement
1000 Cobb Place Boulevard
Building 200
Suite 240
Kennesaw, GA 30144
Phone: (770) 795-8092

ILLINOIS
Sypris Test & Measurement
2055 Army Trail Road
Suite 108
Addison, IL 60101
Phone: (630) 620-5800

KENTUCKY
Sypris Solutions, Inc.
Corporate Headquarters
101 Bullitt Lane
Suite 450
Louisville, KY 40222
Phone: (502) 329-2000

Sypris Technologies
Subsidiary Headquarters
2820 West Broadway
Louisville, KY 40211
Phone: (502) 774-6011

Sypris Technologies
Tube Turns Division
2612 Howard Street
Louisville, KY 40211
Phone: (502) 774-6011

MARYLAND
Sypris Test & Measurement
9020 Junction Drive
Suite 3
Annapolis Junction, MD 20701
Phone: (301) 483-9753

Sypris Data Systems
9020 Junction Drive
Annapolis Junction, MD 20701
Phone: (301) 470-0110

MASSACHUSETTS
Sypris Test & Measurement
53 Second Avenue
Burlington, MA 01803
Phone: (781) 272-9050

Sypris Test & Measurement
257 Simarano Drive
Marlborough, MA 01752
Phone: (508) 786-9633

MICHIGAN
Sypris Test & Measurement
24301 Catherine Industrial Road
Suite 116
Novi, MI 48375
Phone: (248) 305-5200

NEW JERSEY
Sypris Test & Measurement
650 Liberty Avenue
Union, NJ 07083
Phone: (908) 688-9779

Sypris Test & Measurement
1133 Route 23 South
Wayne, NJ 07470
Phone: (973) 628-1363

NEW YORK
Sypris Test & Measurement
c/o Delphi Harrison
200 Upper Mountain Road
Building 6
Lockport, NY 14094
Phone: (716) 438-4584

OHIO
Sypris Technologies
1550 Marion Agosta Road
Marion, OH 43302
Phone: (740) 383-2111

Sypris Test & Measurement
925 Keynote Circle
Brooklyn Heights, OH 44131
Phone: (216) 741-7040

Sypris Test & Measurement
3148 Presidential Drive
Fairborn, OH 45234
Phone: (937) 427-3444

SOUTH CAROLINA
Sypris Test & Measurement
c/o Square D
8821 Garners Ferry Road
Hopkins, SC 29061
Phone: (803) 695-7874

Sypris Test & Measurement
c/o Bose Facility
2000 Carolina Pines Drive
Blythewood, SC 29016
Phone: (803) 714-8397

TENNESSEE
Sypris Test & Measurement
305 Seaboard Lane
Suite 318
Franklin, TN 37067
Phone: (615) 771-2421

TEXAS
Sypris Test & Measurement
258 East Arapaho
Suite 150
Richardson, TX 75081
Phone: (972) 231-4443

Sypris Data Systems
8500 Dyer Street
Suite 65
El Paso, TX 79904
Phone: (915) 757-2547

Sypris Technologies
9801 Westheimer Drive
Suite 302
Houston, TX 77042
Phone: (713) 917-6878

INVESTOR INFORMATION

CORPORATE ADDRESS

Sypris Solutions, Inc.
101 Bullitt Lane
Suite 450
Louisville, KY 40222
Phone: (502) 329-2000
Fax: (502) 329-2050

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Tuesday, April 29, 2003, at 10:00 a.m. at 101 Bullitt Lane, Lower Level Seminar Room, Louisville, Kentucky.

FOR MORE INFORMATION

To learn more about Sypris Solutions, Inc., visit our site on the World Wide Web at www.sypris.com.

INVESTOR MATERIALS

The Sypris Web page – www.sypris.com – is your entry point for a vast array of information about Sypris, including its products, financial information, real-time stock quotes, links to each of its subsidiary operations, corporate governance information and other useful information.

For investor information, including additional annual reports, 10-Ks, 10-Qs or any other financial literature, please contact Carroll A. Dunavent, Director of Legal and Corporate Services, 101 Bullitt Lane, Suite 450, Louisville, KY 40222.

SYPRIS ON NASDAQ

The common stock of Sypris trades on the Nasdaq National Market under the symbol SYPR.

TRANSFER AGENT

LaSalle Bank N.A.
135 South LaSalle Street
Suite 1811
Chicago, IL 60603
Phone: (800) 246-5761
Fax: (312) 904-2236

INDEPENDENT AUDITORS

Ernst & Young LLP
400 West Market Street
Suite 2100
Louisville, KY 40202
Phone: (502) 585-1400
Fax: (502) 584-4221

CORPORATE COUNSEL

Wyatt, Tarrant & Combs, LLP
2800 PNC Plaza
Louisville, KY 40202
Phone: (502) 589-5235
Fax: (502) 589-0309

FORWARD LOOKING STATEMENTS

This annual report may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These projections and statements reflect our current views with respect to future events and financial performance. No assurance can be given, however, that these events will occur or that these projections will be achieved and actual results could differ materially from those projected as a result of certain factors. These factors include our dependence on our current management; the risks and uncertainties present in our business, including changes in laws or regulations; business conditions and growth in the general economy and the electronics and industrial markets served by us; competitive factors and price pressures; availability of third party component parts at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; changes in product mix; cost and yield issues associated with our manufacturing facilities; the ability to successfully manage growth; the effects (including possible increases in the cost of doing business) resulting from future war and terrorists activities or political uncertainties; as well as other factors included in our periodic reports filed with the Securities and Exchange Commission.

SYPRIS®
SOLUTIONS

101 Bullitt Lane
Suite 450
Louisville, Kentucky 40222
Phone: (502) 329-2000
Fax: (502) 329-2050
www.sypris.com